EXHIBIT 99.1

Glenn Chamandy Appointed as President and CEO and Michael Kneeland to serve as Chair of the Board of Directors

Montreal, Friday, May 24, 2024 – Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or the “Company”) announced today that the Board of Directors has appointed Glenn J. Chamandy as President and Chief Executive Officer and Michael Kneeland as non-executive Chair of the Board, each effectively immediately.

Glenn J. Chamandy, Gildan’s co-founder and President and CEO commented “I’m extremely excited to return as Gildan’s CEO and am gratified for the incredible support I have received from both shareholders and employees over the past six months. I’m proud of our dedicated employees for their hard work and focus through a tumultuous period. The resilience of the team and the high quality of our newly seated Board give me great confidence that Gildan’s best days are yet to come.”

Michael Kneeland, Gildan’s Chair of the Board, commented “Gildan has an impressive 40-year history anchored by strong long-term operating results, an outstanding employee base, and a founder who has demonstrated a clear ability to oversee an increasingly global business and has an unrivaled track record of value creation. It is an honour to be joining Gildan as Chair alongside Glenn and the entire slate of directors. We look forward to putting this contest behind us so that we can focus our energy on implementing our operating plan and positioning Gildan for long-term success. As independent directors, we will help usher in accountability and alignment at Gildan. The interests of the Company and its stakeholders will remain relentlessly in focus under the new Board.”

Shareholder Meeting Update

Gildan will hold its previously announced annual meeting of shareholders on Tuesday May 28 at 10:00AM EDT. As a result of the resignation on May 23 of the prior directors of the Company and their decision not to present themselves for election at the annual meeting, only eight director nominees, being all of the current directors of the Company, namely Michael Kneeland, Glenn J. Chamandy, Michener Chandlee, Ghislain Houle, Mélanie Kau, Peter Lee, Karen Stuckey and J.P. Towner, will be presented for election at the annual meeting. All other items of business at the annual meeting remain unchanged. Additional information relating to the meeting is available in Gildan’s management information circular which can be viewed on the Company’s issuer profile at www.sedarplus.ca, the EDGAR website at www.sec.gov, and on the Investor Relations section of the Company’s website at https://gildancorp.com/en/investors/.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, and Peds®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, the United States, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Vice-President, Head of Investor Relations (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com